U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12B-25
NOTIFICATION OF LATE FILING
SEC File Number 333-63432
Form 10-Q

For Period Ending: December 31, 2008

PART I: REGISTRANT INFORMATION

Full Name of Registrant: Atlantic Wine Agencies

Address of Principal Executive Office:

650 Notre Dame West
Suite 700, 205 5th Ave sw
Calgary, Alberta
T2P 2V7

Tel.:  (917) 660-5755

PART II: RULES 12B-25(B) AND (C)

It is anticipated that the subject Quarterly Report on Form 10-Q will be filed within the next several days.

 PART III: NARRATIVE

The Registrant has not completed its Quarterly Report on Form 10-Q for the period ended December 31, 2008, due to administrative delays.

PART IV: OTHER INFORMATION

(1) Name and telephone number of person(s) to contact in regard to this notification

Antonio Treminio: Tel. (917) 660-5755

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] YES [X] NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Atlantic Wine Agencies, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

ATLANTIC WINE AGENCIES, INC.

Dated: February 17, 2009	By:	/s/ Antonio Treminio
Antonio Treminio
Chief Executive Officer